FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

PLANE DEAL

The *Plane Talk* weekly merger update

AUGUST 5, 2005

Operation: Airport Integration

Airways and AWA Share Space at EWR


US AIRWAYS

With almost two months remaining before the merger's close, the airport operations team is wasting no time in answering one pressing question: Can we work effectively as a team?

Passengers arriving on Tuesday night Newark flights were the first to see that the answer is yes. For the first time since the merger's announcement, America West and US Airways shared a combined Gate 38 to work their respective flights at Newark International Airport (EWR).

Although separate operating certificates mean only AWA employees can work AWA flights and likewise for Airways, shared space is the first phase for achieving full integration for airport employees. The two groups shared the same gate and, according to Udo Schlemmer, station manager, EWR, they worked well together above and below-the-wing. He said, "US Airways employees have gone out of their way to make sure the operation is running smoothly. It was a collaborative effort without any roadblocks between us."



Beyond EWR, the airport integration team has seen similar camaraderie at cities system-wide. "The cooperation has been outstanding," said Dave Pertle, senior director, field stations. "I'm encouraged by the positive reception we've received around the system from employees at both companies regarding airport integration and the merger itself."

Look for far more to come as transition plans continue and as the airport integration team works towards a smooth integration on day one and beyond, particularly in the 38 cities that are currently served by both AWA and US Airways (see p. 2 for a map).


AMERICA WEST
38
37

Customer Service Representatives (L to R): US Airways' Tessi Foley, Theresa Boseswski and Supervisor Mike Ochoa, AWA's Ronnie Faniel and Donna Dean.

TABLE OF CONTENTS

Getting the Word Out. . . . . Page 2

Recent FAQs . . . . Page 3

Town Hall Schedule. . . . . . Page 3

Media Update. . . . . Page 4

RESOURCES

awaCompass.com	AWA employee Web site
CEO Weekly Hotline	(888) 292-5087 and (480) 693-4487
Merger Voicemail Hotline	(866) 766-4682 and (480) 693-1330
Plane Talk	Monthly newsletter mailed to homes
Plane Deal	Weekly newsletter distributed at work
Managers and Supervisors	They're there to answer your questions
E-mail	merger@americawest.com
Employee Assistance Program	(800) 837-4292 or www.holmangroup.com

August 5, 2005 An America West Employee Publication Plane Deal Issue Twelve

PLANE DEAL 2 PLANE DEAL Getting the Word Out Inflight Videos Two videos are in the works, one for AWA and one for US Airways. On August 15, AWA will begin broadcasting the seven-minute video on descent; Airways’ three-minute video will play at 10,000 feet. AWA’s video talks through the name change, how to book going forward, frequent flyer information, the merger’s benefits, and it ends with a look back at some AWA ads. Airways is shorter, since theirs doesn’t need a name change explanation, nor the AWA retrospective. Inflight and Gate Announcements In conjunction with the video release will be new scripts for customer service and inflight employees. Again, each will be a quick reminder about the merger. Look for far more to come, as the marketing team introduces temporary and permanent signage, web site details, and more – all to help our customers navigate the transition and to give employees the tools they need to help in that process. The map above illustrates the 38 cities where America West and US Airways’ operations overlap. Individually, US Airways flies to 183 cities, while America West flies to 96 cities. A major transition lies ahead and employees are wondering, “How are passengers going to know about the merger?” Certainly some are easier to reach than others. For example, a Flight Fund member simply clicks on an email to hear the latest news. Other savvy travelers get online to view the merger section at americawest.com. Still, with 60,000 passengers flying AWA per day, we have a lot of ground to cover. With that in mind, the marketing team has been hard at work – long before now – creating a variety of methods for getting the word out to passengers. And, in the coming weeks, employees and travelers will start to see messaging in cities nation- and world-wide. Plane Deal will continually highlight those messages, starting with these, which are coming very soon: Operation: Airport Integration...continued from Page 1

Overlap Cities FAQs From YOU Q: If we plan to start using “US Airways” in our announcements right after close of the deal, do we plan on making onboard announcements prior to the close date to advise passengers of changes to come? Will we see anything in airports to notify America West passengers of the coming change? A: Yes, in the month leading up to the merger’s final close, a passenger video will run during descent. The video will include instructions for FlightFund members, instructions on how to book tickets going forward, and a quick look back at AWA’s 22 years. A similar video will also run on US Airways planes, minus the AWA retrospective. We don’t have all the details on the video, but we’ll report more in Plane Deal as soon as we know specifics. In conjunction with the video, customer service and inflight employees will receive new scripts that briefly discuss the upcoming merger and its impact on passengers. In addition to the video and scripts, the marketing and sales teams will communicate with FlightFund members, corporate clients, and other customers through blast e-mail leading up to the merger’s close. Also, temporary signage will arrive in airports in September. Q: If AWA posts a profit for the 2005 and the annual incentive plan (AIP) becomes an option for non-union employees, will US Airways employees be included in the incentive pool if the merger is done this fall? A: AWA and US Airways currently operate under very different profit sharing plans and integration leaders continue to review the incentive plans and consider new ones for employees of the combined carrier. At this point, though, no decisions have been made regarding a payout to US Airways employees from the AIP if AWA is profitable in 2005. As Doug communicated on the Q2 earnings conference call with analysts, the back half of the year will likely present continued high fuel prices and that will make profitability questionable. We’ll continue to report updates to employees as they’re made available. Q: How will employees’ vacation days be handled for the remainder of the year? In other words, if an employee still has vacation time left, and we begin merging Oct. 1, 2005, what happens to our remaining vacation balance, and would we still be required to take it by the end of the year? A: If you are in one of our represented groups with a contract in place, your vacation will be handled in accordance with your current contract. If you are in a group not covered by a collective bargaining agreement, your vacation is not expected to change this year as a result of our anticipated October merger closing. The vacation policy for future years may or may not change; that has not yet been determined. We are in the process of evaluating all benefits offered, including vacation, for our post-merger company, and as soon as decisions are made we will communicate them to all employees. PLANE DEAL 3 The channels of communication are open and employees are using them to ask good questions. Here are some recently submitted questions: PLANE DEAL TOWN HALL SCHEDULE Aug 9 LAS 12:30 p.m. & 8 p.m. Photos from the Thursday, August 4

PLANE DEAL 4 FORWARD-LOOKING STATEMENTS Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware tha t may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/ edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction. Following is legal language, which we’re required to print on each internal and external publication related to the merger. PLANE DEAL AUGUST 5, 2005 ISSUE TWELVE Plane Deal is a weekly publication created by Corporate Communications to keep employees informed during the merger process. Editor: Peggy Sailer Contact: (480) 693-3770 merger@americawest.com PLANE DEAL Ours is a fascinating and high profile industry, and a perpetual target of the media. This was true before the merger announcement and will be true long after the merger is concluded. With 14,000 employees (soon to be many more), it’s likely there are just about 14,000 opinions on just about every issue relating to our industry that the media would like to discuss. For that reason, America West (like all publicly traded companies) adopted a policy that all discussions with the media regarding America West must be conducted by Corporate Communications. This way, we can provide accurate, consistent information. So, if you are approached by media and asked as an employee of America West to discuss America West, please refrain from doing so and instead refer the reporter to Corp Comm on the 24-hour hotline, 480-693-5729. Call anytime. Again, the reason for our media policy restricting employees from talking with the media about America West business is to ensure that we are communicating uniform and accurate information, and not because Corporate Communications believes they know more than our frontline employees. In fact, Corporate Communications usually will consult employees for expertise on the subject at hand. If you have questions about our media policy or the consequences for violating it (which include sitting on the Chris Matthews “Hardball” panel), please talk with your ER/ Labor representative. “So every penny increase in jet fuel adds $190 million more to fuel costs per year or about $16 million a month.” - John Heimlich, chief economist for the airline industry group “Fuel prices are the dark cloud over everybody in the industry.” - Dan Kasper, head of LECG, airline industry consultant NotableQuotes At an Airpor t Near You (And they’re not just looking for Brad and Angelina!) Refer all reporters to the Corporate Communications 24-hour hotline: (480) 693-5729

FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.